UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________________
FORM 11-K
______________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

______________________________________________
PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)
______________________________________________

PrivateBancorp, Inc.
120 S. LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)  Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012.

These Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KSOP Committee
PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Oak Brook, Illinois
June 26, 2014

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Participant-directed investments, at fair value:
Principal Life Insurance Company pooled-separate accounts	$26,080,810	$18,127,968
American Funds registered investment companies	7,217,285	5,180,345
Dodge & Cox registered investment company	7,304,643	5,206,192
MainStay Funds registered investment company	5,204,609	3,602,300
Vanguard Group registered investment companies	3,477,776	2,457,348
PIMCO registered investment company	2,867,222	3,368,229
Buffalo Funds registered investment company	1,604,939	855,965
COLUMBIA registered investment company	1,387,705	1,099,532
Janus International Holding, LLC registered investment company	982,489	678,599
Dimensional Funds registered investment companies	3,783,201	2,740,185
Water Island Capital, LLC registered investment company	—	188,522
Franklin Templeton registered investment company	570,196	540,267
PrivateBancorp, Inc. common stock	11,412,231	6,298,187
Goldman Sachs Asset Management	3,077,399	3,035,848
Total participant-directed investments, at fair value	74,970,505	53,379,487
Receivables:
Notes receivable from participants	862,301	814,997
Participant contributions	—	9,837
Company contributions	915	275
Total receivables	863,216	825,109
NET ASSETS AVAILABLE FOR BENEFITS	$75,833,721	$54,204,596

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from company	$2,394,892	$2,164,148
Contributions from participants	7,792,885	6,999,942
Rollovers	1,289,624	825,097
Interest income from notes receivable from participants	35,169	35,612
Dividend income	472,994	452,536
Net realized and unrealized gains in fair value of PrivateBancorp, Inc. stock	5,531,655	2,051,090
Net realized and unrealized gains in fair value of registered investment companies	5,637,504	2,872,336
Net realized and unrealized gains in fair value of pooled-separate accounts	4,991,370	2,281,385
Miscellaneous income	679	2
Total additions	28,146,772	17,682,148
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	6,242,131	6,837,726
Administrative expenses	275,516	213,757
Total deductions	6,517,647	7,051,483
Net increase	21,629,125	10,630,665
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	54,204,596	43,573,931
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$75,833,721	$54,204,596

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(1)    Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of PrivateBancorp, Inc. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Management evaluated subsequent events through the date the financial statements were issued.

On December 31, 2013 the Company sold Lodestar Investment Counsel, LLC (“Lodestar”), an investment management firm and previously a wholly- owned subsidiary of the Company. Employees of Lodestar who have balances in their Plan account are eligible for distributions in the same manner as applies to all former employees with balances in the Plan.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (IRC). Company-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions are discretionary and based on a percentage of employee contributions. The Company may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vest 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”) (maintained by an insurance carrier), mutual funds, and PrivateBancorp, Inc. common stock. Participants are able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(1)    Description of plan (continued)

Notes receivable from participants - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Company. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.25% as of December 31, 2013 and 2012) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 4.25% to 7.00% on all participant loans outstanding as of December 31, 2013. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - Participants forfeit the unvested portion of their Plan account upon certain terminations of employment. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2013 and 2012, forfeitures in the amount of $98,877 and $58,357, respectively, were used to reduce the Company’s contributions. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $39,568 and $26,906, respectively.

(2)    Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, and mutual funds, which are stated at fair value using methodologies described in Note 5.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Notes receivable from participants - Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2013 and 2012 since all balances are deemed collectible.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(2)    Summary of significant accounting policies (continued)

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor (PrivateBancorp, Inc.) and by the Plan participants. The expenses that are paid by the Plan sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

(3)    Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
Pooled-separate accounts Contract #6-11219:
Principal Lg Cap S&P 500 Index	$5,363,244	$3,683,184

Common stock: PrivateBancorp, Inc.	11,412,231	6,298,187

Registered investment companies:
American Funds EuroPacific Growth Fund R6	*	2,715,248
GoldmanSachs Fin Sq Money Mkt Fund	*	3,035,848
Dodge & Cox Stock Fund	7,304,643	5,206,192
MainStay Lg Cap Growth I Fund	5,204,609	3,602,300
PIMCO Total Return Instl Fund	*	3,368,229

*	Below 5% threshold in the Plan.

The amount of appreciation of the Plan’s investments (including gains and losses on investments bought and sold) for the years ended December 31, 2013 and 2012, are as follows:

	2013	2012
Mutual funds	$5,637,504	$2,872,336
Pooled-separate accounts	4,991,370	2,281,385
Common stock	5,531,655	2,051,090
Total	$16,160,529	$7,204,811

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2013 and 2012, were $472,994 and $452,536, respectively.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(4)	Related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan. Administrative fees in the amounts of $23,000 and $25,000 were paid to Principal Financial Group for the years ended December 31, 2013 and 2012, respectively, by PrivateBancorp, Inc. Administrative fees in the amounts of $123,186 and $91,672 were paid to Principal Financial Group during the years ended December 31, 2013 and 2012, respectively, by the Plan via fees paid by participants. These transactions qualify as party-in-interest transactions.

(5)	Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) Fair Value Measurements and Disclosures. FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(5)    Fair value measurements (continued)

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year-end. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan’s administrator (the Plan committee) believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the nature and risks of the categories of PSAs as reflected on the following tables by major security type.

Small/mid U.S. equity: This asset class is generally composed of investment options that invest in stocks, or shares of ownership in small to medium-sized U.S. companies. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Large U.S. equity: This asset class is generally composed of investment options that invest in stocks, or shares of ownership in large U.S. companies. These investment options typically carry more risk than fixed income investment options but have the potential for higher returns over longer time periods. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Balanced/asset allocation: This asset class is generally composed of a combination of fixed income and equity investment options. These investment options may include balanced, asset allocation, target-date, and target-risk investment options. They are typically lower risk than investment options that invest solely in equities.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(5)    Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
December 31, 2013
Common stock:
Financial institution	$11,412,231	$—	$—	$11,412,231
Mutual funds:
Small/mid U.S. equity	3,975,132	—	—	3,975,132
Fixed income	3,684,593	—	—	3,684,593
Large U.S. equity	12,509,251	—	—	12,509,251
Balanced/asset allocation	3,635,553	—	—	3,635,553
Short-term fixed income	5,648,673	—	—	5,648,673
International equity	8,024,262	—	—	8,024,262
Pooled-separate accounts:
Small/mid U.S. equity	—	8,666,873	—	8,666,873
Large U.S. equity	—	5,363,244	—	5,363,244
Balanced/asset allocation	—	12,050,693	—	12,050,693
Total assets at fair value	$48,889,695	$26,080,810	$—	$74,970,505

December 31, 2012
Common stock:
Financial institution	$6,298,187	$—	$—	$6,298,187
Mutual funds:
Small/mid U.S. equity	2,634,096	—	—	2,634,096
Fixed income	4,106,675	—	—	4,106,675
Large U.S. equity	8,808,492	—	—	8,808,492
Balanced/asset allocation	2,465,097	—	—	2,465,097
Short-term fixed income	4,965,875	—	—	4,965,875
International equity	5,784,575	—	—	5,784,575
Other, market neutral	188,522	—	—	188,522
Pooled-separate accounts:
Small/mid U.S. equity	—	5,864,010	—	5,864,010
Large U.S. equity	—	3,683,184	—	3,683,184
Balanced/asset allocation	—	8,580,774	—	8,580,774
Total assets at fair value	$35,251,519	$18,127,968	$—	$53,379,487

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(5)    Fair value measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2013 and 2012:

	2013	2012
Balance, beginning of year	$—	$1,440
Interest credited	—	—
Sales	—	—
Maturity of contract	—	(1,440)
Balance, end of year	$—	$—

(6)    Tax status

In accordance with Section 7 of the Revenue Procedure 2011-6 and Section 15 of Revenue Procedure 2005-66 with respect to individually designed plans that fall in Cycle A of the Five-Year Remedial Amendment Cycle, on December 22, 2011, PrivateBancorp, Inc. applied for determination that the Plan (conformed through the Seventh Amendment) continues to meet the applicable requirements of Sections 401(a) and 4975(e)(7) of the IRC of 1986 as amended (the “Code”) and that its corresponding trust, established under The Principal Trust Company Directed Trust Agreement, continues to be tax exempt under IRC Section 501(a).

A favorable determination letter, dated August 22, 2012, was issued on the Plan through the Seventh Amendment. The Plan has been amended since receiving the determination letter. However, the Company’s management believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(7)    Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

(8)    Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)    Plan amendments

In connection with the most recent determination regarding the Plan’s tax qualification under the Internal Revenue Code, the Internal Revenue Service (“IRS”) requested certain Plan amendments. The amendments conform to recent changes to IRS and Department of Labor rules and/or regulations and are generally meant to: (1) clarify the definition of “compensation” under the annual contribution limits for each participant, (2) incorporate the IRS’ self-correction guidance that must be followed if the annual contribution limits are violated, and (3) add certain disclosure requirements regarding the confidentiality of information relating to holdings, purchases, and sales of PrivateBancorp, Inc. common stock and the exercise of voting rights. The Plan amendments are known collectively as the Eighth Amendment to the Plan.

The shares of the Company’s stock are currently readily tradable on an established securities market. However, as required by the IRC, the Plan contains certain requirements that would apply if the Company’s shares were not readily tradable. These requirements, if applicable, would affect how the stock is valued, require the Company to repurchase shares distributed from the Plan and generally subject the Plan to a different set of pre-retirement diversification requirements. In Notice 2011-19, the IRS released guidance regarding the definition of readily tradable on an established securities market, effective for Plan years beginning on or after January 1, 2012. In line with that guidance and effective January 1, 2012, the Plan was amended to specifically define “readily tradable on an established securities market” with respect to the stock issued by the Company or any Affiliate to mean stock that is listed on a national securities exchange that is registered with the Securities and Exchange Commission under Section 6 of the Securities Exchange Act of 1934, as amended.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Lg Cap S&P 500 Index	Pooled separate account	(1)	$5,363,244
*	Principal Mid Cap Value	Pooled separate account	(1)	2,449,658
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	2,019,491
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	3,288,841
*	Principal LifeTm 2010	Pooled separate account	(1)	822,069
*	Principal LifeTm 2020	Pooled separate account	(1)	3,741,233
*	Principal LifeTm 2030	Pooled separate account	(1)	3,031,427
*	Principal LifeTm 2040	Pooled separate account	(1)	2,613,575
*	Principal LifeTm 2050	Pooled separate account	(1)	1,558,649
*	Principal LifeTm Str Inc	Pooled separate account	(1)	283,740
*	Principal Real Estate Secs	Pooled separate account	(1)	908,883
*	PrivateBancorp, Inc.	Common stock	(1)	11,412,231
	American Funds American Balanced Fund R6	Registered investment company	(1)	3,635,553
	American Funds EuroPacific Growth Fund R6	Registered investment company	(1)	3,581,732
	Dodge & Cox Stock Fund	Registered investment company	(1)	7,304,643
	Buffalo Small Cap Fund	Registered investment company	(1)	1,604,939
	Columbia Acorn Z Fund	Registered investment company	(1)	1,387,705
	Perkins Small Cap Value N Fund	Registered investment company	(1)	982,489
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	1,861,813
	Dimensional Fund DFA Emerging Mkts Value I Fund	Registered investment company	(1)	1,921,388
	MainStay Lg Cap Growth I Fund	Registered investment company	(1)	5,204,609

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (Continued)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Vanguard ST Bond Index Signal Fund	Registered investment company	(1)	2,571,274
	Vanguard Devel Markets Index Admiral Fund	Registered investment company	(1)	659,327
	Templeton Global Bond R6 Fund	Registered investment company	(1)	570,196
	PIMCO Total Return Instl Fund	Registered investment company	(1)	2,867,222
	GoldmanSachs Fin. Sq. Money Mkt Fund	Registered investment company	(1)	3,077,399
	Vanguard High Yield Corp. Adm. Fund	Registered investment company	(1)	247,175
	Notes receivable from participants	Participant loans - 4.25% -7.00%, with various maturities		862,301
				$75,832,806
*    Party-in-interest as defined by ERISA.
(1)    Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2014

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By:	PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By:	/s/ William T. Norris
Name:	William T. Norris
Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of CliftonLarsonAllen LLP